FILED BY IONQ, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: SKYWATER TECHNOLOGY, INC.

COMMISSION FILE NO. 001-40345

The following communications were distributed and are included herein:

•	Press release in The Technology Letter published on January 28, 2026

•	Investor Presentation posted on January 29, 2026

Press release in The Technology Letter on January 28, 2026

IonQ CEO: The stock is ‘underpriced’ for the next Tesla or Nvidia

The Technology Letter

By Tiernan Ray

28 January 2026

IonQ’s acquisition Monday of semiconductor manufacturing service SkyWater Technology is all about having the only “secure” manufacturing outfit that’s proven at making quantum chips, says IonQ CEO Niccolo de Masi. “I like the tailwinds of critical industries finding domestic secured suppliers,” he says. As for the stock, “Historically, winners are underpriced in the stock market,” he says. Despite an extraordinarily high multiple of sales of fifty-seven times, his company’s stock is currently mis-priced given it’s the next Tesla or Nvidia, he contends.

IonQ’s CEO, Niccolo de Masi, was kind enough to chat Wednesday morning about the company’s announcement Monday it is buying semiconductor contract manufacturer SkyWater Technology for $1.8 billion.

De Masi’s main pointed, repeated several times, is that SkyWater is a unique asset as being both a “secure” facility for manufacturing, as it is located in the U.S., as well as having the expertise specifically in fabricating a variety of parts for quantum for a dozen or more customers, including superconducting parts for companies other than IBM, which has its own factories, and quantum annealing chips for D-Wave Quantum.

Owning critical manufacturing is itself a great thing, claims de Masi. “I like the tailwinds of critical industries finding domestic secured suppliers,” says De Masi.

“This gives us effective leadership as the U.S. quantum foundry of choice,” said de Masi. He noted the “tailwinds” of the administration of U.S. President Donald Trump that is emphasizing domestic manufacturing.

“We can build under tight lock and key, and we can make sure we are the leading partner for the DoW [Department of War,” said de Masi. “We can know we are building something that was not copied and ripped off.”

It’s the whole trend to re-shoring, as he sees it. “More critical industries are coming to the U.S., it’s absolutely certain.”

De Masi emphasized repeatedly the scarce nature of SkyWater’s manufacturing for these kinds of chips, telling me, “There is no one else who has the secured two-hundred-millimeter-wafer capacity,” said de Masi, using the measurement of the diameter of wafers SkyWater turns out. “Your alternative is off shore or waiting for someone to build a new fab.”

De Masi’s insistence on the rarity of SkyWater as a supplier for manufacturing largely answers my first question on Monday, which was why IonQ needed to own the whole company rather than just using their services, as do D-Wave and many other quantum hopefuls. He views it as a strategic asset, like a valuable spot on Boardwalk.

“I like the tailwinds of critical industries finding domestic secured suppliers,” said de Masi. There are things that are manufactured by SkyWater, he indicated, that the company cannot talk about. “If it’s good enough for the U.S. government…,” he said.

De Masi also presented the deal as something of a savior to SkyWater given the latter’s small balance sheet. SkyWater had only $31 million in cash and equivalents on its balance sheet at the end of September. IonQ has $1.5 billion.

“A question mark was did they have the money,” de Masi tells me. “Many people in superconducting [quantum] are saying, It’s great,’ because we have a lot of cash. Now, they [SkyWater] can be even more capable.”

As for running a much larger company — SkyWater is expected to retain the dozen or so customers — de Masi emphasized his long track record as a manager. “This is my fourteenth public company,” he told me. That includes previously running a large spin-out of Honeywell, Resideo Technologies, which came public in 2020, with about seven billion dollars annually in revenue. He noted, too, SkyWater’s president, John Sakamoto, is staying onboard.

As for D-Wave and other customers of SkyWater, de Masi tells me SkyWater will continue to be “focused on ensuring they receive the same great service levels.” He noted he has “a decent relationship with [D-Wave CEO] Alan Baratz, I’ve known him five or six year.” In de Masi’s view, selling to competitors and competing with them is “no different than Samsung supplying Apple [with chips] and also making phones.”

His main emphasis is clearly, understandably, advancing IonQ’s own products. “We will commercialize furiously” using SkyWater, he said.

My main question for de Masi was what this deal does to allow IonQ to scale its machines. I noted in October that being able to scale machines to millions of “qubits,” quantum bits, is the main challenge. I repeated that concern on Monday.

De Masi emphasized in our talk that what had been a goal of two million qubits by 2030 will now come a year earlier, and that what had been a goal of two hundred thousand will be brought forward from the original timeline of 2029 by about six to nine months.

“Now we have the path to accelerate the engineering pathways to full fault-tolerance and dominate the global market,” he said.

However, I pressed him on the matter. How can he have confidence that SkyWater helps that roadmap, given that making circuits at scale comes with challenges under the best of circumstances.

“We have been working with SkyWater since September,” de Masi emphasizes. “You can assume the most important piece of diligence [for the acquisition] was having spent a lot of time in Minneapolis working with them through key engineering challenges.”

Yes, but, a lot can happen on the way to building chips, I pointed out, especially complicated, unprecedented chips. “Nobody on either side thinks that scaling this is the most difficult thing they’ve done in their careers,” replied de Masi. “There will be things that happen, the tolerances will happen,” meaning, getting just the right results in the manufacturing process, but, “We are at the Manhattan Project stage,” he said, like the atomic bomb, “the only company in history with a sustained chain reaction — we know we can build the bomb.”

The fact that SkyWater is taking the bulk of the acquisition price in IonQ stock is a validation, he noted. “They have done a lot of reverse [due-]diligence on us,” he said. “The SkyWater diligence process is my greatest confidence.”

What we know publicly is that SkyWater has been manufacturing for chips other than the “trapped-ion” approach, such as D-Wave’s “quantum annealing” and the various superconductor approaches. What gives him confidence SkyWater can also make IonQ’s kind of quantum?

Oxford Ionics, the company that IonQ bought last year for expertise in making “solid-state” devices, had been working with a division of European chip giant Infineon, and SkyWater acquired that unit, the “Fab25” team, and the facility in Austin, Texas. That means that working with SkyWater, in other words, is a continuation of what Oxford Ionics had been doing before with the team.

De Masi summed up the deal by saying, “The combination of Oxford plus SkyWater makes IonQ an inevitability to prevail as the leading ecosystem of quantum computing, quantum networking, and quantum sensing.”

De Masi offered his usual boastfulness regarding D-Wave and Rigetti and the numerous quantum startups, too. “There are a bunch of venture-backed companies that compete with us, and that, still, a year after us, can’t run algorithms and turn on,” he said. “We have a prodigious lead at IonQ, and SkyWater brings us a bigger lead.”

I asked de Masi if IonQ’s stock, at a price of $45.91 Wednesday, representing fifty-seven times projected 2027 revenue, or negative sixty-two times projected Ebitda profit, is a good stock deal.

“I think the history of the tech markets is that winners are underpriced in the public markets, and losers are overpriced,” he said. “I don’t think anyone is has yet discounted the high probability that we are not only the first to fault tolerance, but we’re the first to fault tolerance at the most affordable entry point price point, and that we’re years ahead of people, and that we’re manufacturable in a secure fab.”

“I mean, where was Nvidia five years ago,” he quipped. “We are where Nvidia stock was five years ago versus today,” and, “We are one percent of Nvidia’s value,” he said.

That’s not anywhere true in terms of revenue, but that’s the magic of analogies: they’re not completely true…

Using another analogy, Tesla, having taken an unquestioned position in electric cars, has a $1.4 trillion market cap, noted de Masi.

“No one has anything other than computing that either doesn’t turn on or barely works compared to us, and now I can manufacture it at the lowest cost,” he said. “I mean it’s a very powerful Tesla-like position. There are other electric car companies, but Tesla has a vertically integrated supply chain, and it’s domestic, and they can innovate faster and they have the pieces of scale.”

Plenty of upside, in de Masi’s view, in other words!

I think with a hundred million in revenue annually, and only a bunch of qubits so far, the company has quite a ways to go to prove it is the next Nvidia or Tesla. But I suppose it’s good to set the bar high

Investor Presentation

Investor Presentation I The Only Vertically Integrated Full-Stack Major Platform Company End-to-end innovation, engineering, manufacturing, and deployment — Across quantum computing, quantum networking, quantum sensing, and quantum security
Important Information and Where to Find It ln connection with the acquisition described In this presentation (the Transaction”), lonQ, Inc. (“lonQ”) intends to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”) which will include a prospectus with respect to the shares of lonQ common stock (the “lonQ Shares”) to be issued in the Transaction and a proxy statement (the “Proxy Statement/Prospectus’) for stockholders of SkyWater Technology, Inc. (“SkyWater”) and SkyWater intends to file with the SEC the proxy statement. The definitive proxy statement (if and when available following the effectiveness of the Registration Statement) will be mailed to stockholders of SkyWater. Each of lonQ and SkyWater may also file with or furnish to the SEC other relevant documents regarding the Transaction. This presentation is not a substitute for the Registration Statement, the Proxy Statement/Prospectus or any other document that lonQ or SkyWater may file with the SEC or mail to Skywater’s stockholders In connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF IONQ AND SKYWATER ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO). BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING IONQ SKYWATER, THE TRANSACTION AND RELATED MATTERS. The documents filed by lonQ with the SEC also may be Obtained free of Charge at lonQ’s website at lnvestors.lonQ.com. The documents filed by SkyWater with the SEC also may be obtained free of charge at Sky Water’s website at ir.skywatertechnology.com. Participants in the Solicitation lonQ, SkyWater and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of SkyWater in connection with the Transaction under the rules of the SEC. information about the interests of the directors and executive officers of lonQ and SkyWater and other persons who may be deemed to be participants in the solicitation of stockholders of SkyWater In connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus, which will be filed with the SEC. Information about Skywater’s directors and executive officers is set forth in Skywater’s proxy statement for its 2025 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 8,2025, Skywater’s Annual Report on Form KMC for the year ended December 29,2024 and any subsequent filings with the SEC. Information about certain of lonQ’s directors and executive officers Is set forth in lonQ’s proxy statement for its 2025 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 28,2025 and any subsequent filings with the SEC. Additional information regarding the direct and indirect interests of those persons and other persons who may be deemed participants in the Transaction may be obtained by reading the Proxy Statement/Prospectus regarding the Transaction when It becomes available. Free copies of these documents may be obtained as described above. No Offer or Solicitation This communication is for informational purposes only and does not constitute, or form a part of. an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise In accordance with applicable law. Trademarks The companies depicted in the photographs herein, or in any third-party trademarks, including names, logos and brands, referenced in th is presentation, are the property of their respective owners. All references to third-party trademarks are for identification purposes only and nothing herein should be considered to be an endorsement, authorization or approval by any such company. Note to Investors Regarding Forward-Looking Statements This presentation contains “forward-looking statements’within the meaning of the federal securities laws, including Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this presentation other than statements of historical fact are forward-looking statements. These forward-looking statements are based on lonQ’s and Skywater’s current expectations, estimates and projections about the expected date of closing of the Transaction and the potential benefits thereof, their respective businesses and industries, managements beliefs and certain assumptions made by lonQ and SkyWater, all of which are subject to change. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control and are not guarantees of future results, such as statements about the consummation of the Transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the Transaction or to make or take any filing or other action required to consummate the Transaction In a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference Include, but are not limited to: (i) the completion of the Transaction on anticipated terms and timing, including obtaining stockholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of Skywater’s and lonQ’s businesses and other conditions to the completion of the Transaction; (ii) failure to realize the anticipated benefits of the Transaction, including as a result of delay in completing the Transaction or integrating the businesses of lonQ and SkyWater; (III) lonQ’s and Skywaters ability to implement their business strategies; (iv) potential litigation relating to the Transaction that could be instituted against lonQ, SkyWater or their respective directors; (v) the risk that disruptions from the Transaction will harm lonQ’s or Skywater’s businesses, including current plans and operations; (vi) the ability of lonQ or SkyWater to retain and hire key personnel; (vii) potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the Transaction; (viii) uncertainty as to the long-term value of the lonQ Shares; (lx) legislative, regulatory and economic developments affecting lonQ’s and Skywater’s businesses; (x) general economic and market developments and conditions; (xi) the evolving legal, regulatory and tax regimes under which lonQ and SkyWater operate; (xii) potential business uncertainty, including changes to existing business relationships, during the pendency of the Transaction that could affect lonQ’s or Skywater’s financial performance; (xiii) restrictions during the pendency of the Transaction that may Impact lonQ’s or Skywaters ability to pursue certain business opportunities or strategic transactions; (xlv) unpredictability and severity of catastrophic events, including, but not limited to. acts of terrorism or outbreak of war or hostilities, as well as lonQ’s and Skywater’s response to any of the aforementioned factors; and (xv) failure of the Transaction to be approved by the stockholders of SkyWater. These risks, as well as other risks associated with the Transaction, will be more fully discussed in the Proxy Statement/Prospectus. While the list of factors presented here is, and the list of factors presented in the Proxy Statement/Prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forwardlooking statements could Include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on lonQ’s or Skywater’s consolidated financial condition, results of operations or liquidity. Neither lonQ nor SkyWater assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.2

Niccolo de Masi A Chairman & CEO , CEO H IONQ H Skywater World’s leading quantum platform company delivering solutions for quantum computing, quantum networking, quantum sensing, & quantum security Solving the world’s most complex problems for global customers Largest U.S.-based, pure-play semiconductor foundry; DMEA-accredited and Category 1A Trusted Specializing in foundational nodes and advanced packaging to support the nation’s critical infrastructure and emerging quantum technologies Transaction Overview Transaction Structure lonQ (NYSE: IONQ) to acquire 100% of SkyWater Technology (NASDAQ: SKYT) Equity Value S1 .8 Billion (S35.00 per share) Consideration Mix $15.00 cash / $20.00 stock1 Operating Model SkyWater to operate as a wholly-owned subsidiary of lonQ, with CEO in place to lead subsidiary lonQ (College Park, MD); SkyWater (Bloomington, MN) SkyWater facilities in MN, FL, and TX to continue current operations Conditions / Closing Subject to SkyWater shareholder approval and customary closing conditions, Conditions / Closing including regulatory approval; Expected close: Q2 - Q3 The stock component is subject to a collar under which SkyWater shareholders will receive lonQ stock valued at $20.00 per SkyWater share, based on the $20-day volume weighted average price of lonQ stock as of three business days before closing, unless such volume-weighted average is greater than $60.13 per share, in which case SkyWater shareholders will receive 0,3326 lonQ shares per SkyWater share, or less than $37,99 per share, in which case SkyWater shareholders will receive 0.5265 lonQ shares per SkyWater share. 4 Copyright © 2026 lonQ, Inc. All Rights Reserved.

Quantum is Now and Scaling Requires Rapid Iteration and Secure Onshore Fabrication IONQ SKywater Then Quantum Computing Now | Quantum Infrastructure Crit ical to Nation States 2024 2025 2026 • Quantum computing • 5-year roadmap scaling to 1,000s of qubits • Proving out the science 5 Quantum computing, quantum networking, quantum sensing, and quantum security Semiconductor architecture and electronic qubit control 5-year roadmap scaling to millions of qubits Science proven, engineering driving scale skywater Highly specialized technology-driven (TaaS) capacity Rapid development through flexibility, iteration, and parallelization Trusted foundry with proven track record in quantum technologies Copyright © 2026 lonQ, Inc. All Rights Reserved. IONQ + Skywater The Only Vertically Integrated Full-Stack Quantum Platform Company I Accelerates Fault-Tolerant Quantum Computing Roadmap through embedded secure access to Trusted foundry. 200,000 qubit QPUs enabling 8,000 logical qubits expected to start functional testing in 2028 Helps ensure manufacturability at seale with industry-leading costs by bringing together the full product lifecycle under one roof Creates an end-to-end quantum supply chain in the U.S. which enables us to scale to full fault tolerance with the highest levels of security Enables lonQ and SkyWater to continue serving as merchant suppliers, leveraging lonQ’s full-stack quantum portfolio and SkyWater’s secure accredited R&D and manufacturing capabilities Brings together two teams of world-class talent, together uniquely capable of solving the world’s most complex problems Copyright © 2026 lonQ, Inc. All Rights Reserved.

SkyWater Delivers Uniq and Technology as a Service ue Value to lonQ via Deep Service Model p Integration ionq skywater Closer Engineering Alignment Embedding lonQ system and product engineers with SkyWater process integration teams enriches each designbuild-test cycle Technology as a Service TaaS foundry model enables massive parallelism, compounding learning and accelerating innovation across chip generations Parallel Innovation Paths Parallel innovation paths accelerate progress toward large-scale quantum processors Preserves Cat1A Trusted Trusted Foundry Accreditation 7 Maintains foundry service model serves IP security, program firewalling, Trusted domestic supply chain for all U.S. ( and a OEMs Copyright © 2026 lonQ, Inc. All Rights Reserved. lonQ’s Roadmap Milestones are Based on ionq Highly-Developed Semiconductor Scaling Pathways y 2-qubit 256-qubit 10,000s qubit 100,000s qubit Millions qubit unit cell quantum computer quantum computer quantum computer quantum computer to optimize with electronic qubit on a single chip to overcome pad limits qubit density per chip with 2.5D IC packaging control proven 2025 All Key R&D Proven S Copyright ©2026 lonQ, Inc. All Rights Reserved.

Accelerating the Path to Fault via Embedded Access to Trusted Fault-Tolerant Quantum Computing ionq led Foundry skywater REDUCED CHIP ITERATION TIMES ACCELERATES TOTAL CHIP CYCLE TIMES AND ROADMAP Faster learning cycles accelerate engineering pace PROTOTYPING MULTIPLE GENERATIONS IN PARALLEL Accelerating tech development to bring * in roadmap 1. Cycle time refers to the total time from designfiles being complete to first d 9 256-qubit chip cycle time expected to reduce from 9 months to 2 months1 Standard 9 Months Fab Cycle Embedded 1 Access Cycle 2 Months Acceleration First 200,000 Qubit QPUs Enabling 8,000 Logical Qubits Now Forecast to Become Available For Functional Testing In 2028 devices being available to test Copyright © 2026 lonQ, Inc. All Rights Reserved. Our First 200,000 Qubit QPUs and Beyond Expected to be Ionq Available Earlier, with Functional Testing Starting in 2028 skywater CY29 CY30 2,000,000 200,000 100000 80,000 10000 8,000 1,000 64-100 100-256+ 800 100 Physical Qubits Logical 10 Copyright © 2026 lonQ, Inc. All Rights Reserved.

Vertically Integrating Ensure and Industry-Leading Costs s Mass Manufacturability ionq at Scale skywater Minimizes Unit Economics Best in Class Cost per Physical Qubit If Using External lonQ SkyWater Foundry 11 Creates Fully Integrated Quantum Product Lifecycle Model of tight innovation, engineering, and manufacturing Design and Prototype Ion Trap, ASIC, MEMs, PIC, RF, Timing Hot-Lot & Parallel Flows Manufacture and Package 200mm scale with Hi-Rel and RadHard capabilities Thermal & Photonics Deployment and Service Upgrades Compute modules, PNT devices, optical terminals In-fab redesign cycles, ASICs Compute Networking Sensing Cybersecurity Copyright 2026 lonQ, Inc. All Rights Reserved. Powering the Next Era of U.S. and Allied Quantum Leadership IONQ Sovereign Quantum Supply Chain, with Trusted Fab for Full Fault Tolerance at Highest Security SKywater R&D and Manufacturing Bloomington, MN Compute Manufacturing Bothell wa IonQ Headquarters End-to-End U.S. Chain of Custody Space Manufacturing Louisville, CO ¦ 200mm Foundry Advanced Packaging Center Austin, TX Kissimmee, FL

lonQ Will Proudly Continue to Support IonQ Partner Initiatives in the Quantum Technology Race skywater Robert Cardillo Gen. Jay Raymond Katie Arrington Executive Chairman of Former Chief of Space Chief information lonQ Federal Operations * Officer National Geospatial United States Air Force Department of War | Exiger Intelligence Agency (NGA) United States Space Force Booz Allen Hamilton World-Class p Combined Team Thomas Sonderman Brad Ferguson Dean Acosta Rick Muller CEO, SkyWater President, Chief Corporate Affairs SVP, Federal Technical & GlobalFoundries AMD SkyWater Federal Gov’t Relations Officer Gov’t Engagement Lead Onto Innovation Cypress Semiconductor Lockheed Martin | NASA IARPA | Sandia Ntl. Labs Groundbreaking DARPA National “energy Quantum National Initiatives M sky water U.S.-based R&D and foundry facilities Broad portfolio: ASIC design, mixed-signal ICs, advanced skywater specializing in advanced process technologies packaging, and rad-hard solutions Trusted Accredited R&D Dow Accredited: DMEA Category 1A Trusted • Quantum specialized expertise and ability to integrate quantum and Manufacturing Foundry accreditation networking, sensing, security, and infrastructure manufacturing 13 Copyright ©2026 lonQ, Inc. All Rights Reserved. We Are Committed to Serving New and Existing Customers as a IONQ Merchant Supplier and the U.S. Quantum Foundry of Choice skywater Both Companies Already Serve the Broader Quantum Ecosystem IONQ + SKywater ionq SkyWater to operate as a wholly-owned subsidiary Atomic clocks under the same name with CEO remaining in place Modality-agnostic networking Committed to an open foundry mode with strict and photonic interconnects compartmentalization and IP protection skywater End-to-end U.S. Sovereign Supply Chain Advanced Technology Services Silicon photonic chips Superconducting ICs Hybrid Precedent samsung Bosch H

SkyWater Acquisition Follows Deliberate Strategy to IONQ skywater Build and Accelerate Our Full-Stack Quantum Platform H Capella & Skyloom1 ID Quantique Cybersecurity Lightsynq Vector Atomic Networking Compute Sensing H|onq Oxford Ionics SKywater 15 1. Skyloom acquisition is pending close . Copyright © 2026 lonQ, Inc. All Rights Reserved. lonQ SkyWater The Winning Quantum Platform IONQ skywater Our Goal Remains: serve the market as the preeminent, global, quantum platform leader Integrated Product Lifecycle: end-to-end design, manufacturing and delivery of secure quantum solutions Revenue Growth: lonQ and SkyWater jointly remain focused on growth and capturing the market Long-Term Margins: committed to capital efficiency and driving sustained margin expansion over time

Important Information and Where to Find It

In connection with the proposed transaction (the “Transaction”) between IonQ, Inc. (“IonQ”) and SkyWater Technology, Inc. (“SkyWater”), IonQ intends to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of IonQ common stock (the “IonQ Shares”) to be issued in the Transaction and a proxy statement for SkyWater’s stockholders (the “Proxy Statement/Prospectus”), and SkyWater intends to file with the SEC the proxy statement. The definitive proxy statement (if and when available following the effectiveness of the Registration Statement) will be mailed to stockholders of SkyWater. Each of IonQ and SkyWater may also file with or furnish to the SEC other relevant documents regarding the Transaction. This communication is not a substitute for the Registration Statement, the Proxy Statement/Prospectus or any other document that IonQ or SkyWater may file with the SEC or mail to SkyWater’s stockholders in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF IONQ AND SKYWATER ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING IONQ, SKYWATER, THE TRANSACTION AND RELATED MATTERS. The documents filed by IonQ with the SEC also may be obtained free of charge at IonQ’s website at investors.ionq.com. The documents filed by SkyWater with the SEC also may be obtained free of charge at SkyWater’s website at ir.skywatertechnology.com.

Participants in the Solicitation

IonQ, SkyWater and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of SkyWater in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of IonQ and SkyWater and other persons who may be deemed to be participants in the solicitation of stockholders of SkyWater in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus, which will be filed with the SEC. Information about SkyWater’s directors and executive officers is set forth in SkyWater’s proxy statement for its 2025 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 8, 2025, SkyWater’s Annual Report on Form 10-K for the year ended December 29, 2024 and any subsequent filings with the SEC. Information about certain of IonQ’s directors and executive officers is set forth in IonQ’s proxy statement for its 2025 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 28, 2025 and any subsequent filings with the SEC. Additional information regarding the direct and indirect interests of those persons and other persons who may be deemed participants in the Transaction may be obtained by reading the Proxy Statement/Prospectus regarding the Transaction when it becomes available. Free copies of these documents may be obtained as described above.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, as amended, and otherwise in accordance with applicable law.

Note to Investors Regarding Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this document other than statements of historical fact are forward-looking statements. These forward-looking statements are based on IonQ’s and SkyWater’s current expectations, estimates and projections about the expected date of closing of the Transaction and the potential benefits thereof, their respective businesses and industries, management’s beliefs and certain assumptions made by IonQ and SkyWater, all of which are subject to change. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control and are not guarantees of future results, such as statements about the consummation of the Transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the Transaction or to make or take any filing or other action required to consummate the transactions in a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the Transaction on anticipated terms and timing, including obtaining stockholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of SkyWater’s and IonQ’s businesses and other conditions to the completion of the Transaction; (ii) failure to realize the anticipated benefits of the Transaction, including as a result of delay in completing the transactions or integrating the businesses of IonQ and SkyWater; (iii) IonQ’s and SkyWater’s ability to implement their business strategies; (iv) potential litigation relating to the Transaction that could be instituted against IonQ, SkyWater or their respective directors; (v) the risk that disruptions from the Transaction will harm IonQ’s or SkyWater’s businesses, including current plans and operations; (vi) the ability of IonQ or SkyWater to retain and hire key personnel; (vii) potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the Transaction; (viii) uncertainty as to the long-term value of IonQ Shares; (ix) legislative, regulatory and economic developments affecting IonQ’s and SkyWater’s businesses; (x) general economic and market developments and conditions; (xi) the evolving legal, regulatory and tax regimes under which IonQ and SkyWater operate; (xii) potential business uncertainty, including changes to existing business relationships, during the pendency of the Transaction that could affect IonQ’s or SkyWater’s financial performance; (xiii) restrictions during the pendency of the Transaction that may impact IonQ’s or SkyWater’s ability to pursue certain business opportunities or strategic transactions; (xiv) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as IonQ’s and SkyWater’s response to any of the aforementioned factors; and (xv) failure to receive the SkyWater Stockholder Approval. These risks, as well as other risks associated with the Transaction, will be more fully discussed in the Proxy Statement/Prospectus. While the list of factors presented here is, and the list of factors presented in the Proxy Statement/Prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IonQ’s or SkyWater’s consolidated financial condition, results of operations or liquidity. Neither IonQ nor SkyWater assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.